February 1, 2005

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attn: Messeret Nega

Re:	4,000,000 Shares
Impco Technologies, Inc.
Common Stock
Registration No. 333-120029

Dear Ms. Nega:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Impco Technologies, Inc. that the effectiveness of the Registration Statement on Form S-3 (File No. 333-120029) relating to such shares be accelerated so that the Registration Statement will become effective by 9:00 A.M. Eastern Time on Tuesday, February 1, 2005, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that we have effected to date approximately the following distribution of the Preliminary Prospectus dated January 21, 2005:

➢    1417 to 770 institutions;

➢    500 to 2 prospective underwriters and dealers; and

➢    100 to 100 others.

* * *

Very truly yours,

FIRST ALBANY CAPITAL INC. ADAMS HARKNESS, INC.

By:	FIRST ALBANY CAPITAL INC.

By:	/s/ GERALD A. BLITSTEIN
Name: Gerald Blitstein
Title: Managing Director